



SUBSCRIPTION & INVESTMENT REPRESENTATION AGREEMENT

Mr. Daniel W. Dowe
Executive Chairman
Artisanal Caves, LLC
42 Forest Lane
Bronxville, New York 10708

Dear Mr. Dowe:

This letter will acknowledge that the undersigned hereby irrevocably subscribes to purchase a limited liability interests in Artisanal Caves, LLC (the "Artisanal") as part of the sale of Offering (as defined below).

__The Offering:__

Total Membership Interests: 181 Units (maximum)
Price per Unit: $25,000; available as Fractional Units with a minimum purchase amount of 1/50th of a Unit at a price of $500

Ownership Table:
New Additional Investors (Class B):   200 LLC Units
Existing Investors (Class A):   <u>466</u> LLC Units
       666 Total LLC Units

Investor Deliverables to Artisanal's Attorney Escrow Agent at Closing :

1) Duly executed subscription agreement; and

2) Payment by the Investor for the full subscription.

● **Payment instructions are set forth in Section III below.**

The undersigned has received and reviewed the Offering documents and is not relying upon any statement, representation or information that was not expressly set forth therein. The undersigned hereby agrees to be bound by all the provisions of this Subscription Agreement and further agrees that this Subscription Agreement may be rejected by the Company, and is irrevocable upon the investor's receipt of a fully-executed copy of this Subscription Agreement from the Company acknowledging its acceptance of this Subscription Agreement, except as otherwise provided under applicable law.

The undersigned and its representatives (as defined below), should it elect to seek the advice of a representative, understands that the Offering Interests being offered are not subject to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws ("State Acts"). It is further understood that the Offering Interests are being made in reliance on exemptions provided under Title III of the Jobs Act and Regulation Crowdfunding, described in 17 CFR §§ 227.100-502. The undersigned further understands that no governmental authority has made any finding or determination relating to the fairness or the merits of the Offering.

The undersigned also understands that the representations, understandings and agreements of the undersigned set forth herein are being relied upon by the Company in connection with the offer and sale of the Offering Interests to qualify such offer and sale for exemptions from registration under the Securities Act and the State Acts. The undersigned understands that the information supplied in this Subscription Agreement will be disclosed to no one other than the Funding Portal hosting the Offering, Mainvest, Inc., Company and its financial advisors, counsel and accountants without the undersigned's consent, unless it is necessary for the Company to use such information to support the exemption from registration which it claims under the Securities Act and the State Acts, or any other lawful purpose.

I. REPRESENTATIONS, WARRANTIES AND COVENANTS

In order to induce the Company to permit the undersigned to purchase all, or a designated number of the Offering Interests, the undersigned hereby warrants and represents to the Company, as follows:

(A)   Note: If the undersigned is other than a natural person please state where the entity is incorporated, NYS Corporation. (describe the legal entity making the purchase).

(B)   The undersigned and its representatives, if any, have had full and complete access to the Company and the offer and sale of the Offering Interests and all of the documents referred to therein and have reviewed the same. The undersigned is particularly familiar with the risks associated with the business and acknowledges that no assurances can be granted that the pro forma forward-looking information, including the Company's projections of revenue and net income, will be achieved.

(C)   The undersigned acknowledges that the undersigned, along with its attorney, accountant and any other person(s) the undersigned has retained to advise it with respect to this investment (collectively, "representatives"), have had the opportunity to ask questions of and receive answers from representatives of the Company concerning the Offering Interests. The undersigned further acknowledges that the undersigned was informed that all documents, records and books pertaining to the Offering and the Company were at all times available to it. All such documents, records and books requested by it have been made available to it and its representatives. The undersigned and its representatives have been supplied with all additional information concerning the Offering Interests and the Company as they have requested.

(D)   The undersigned acknowledges that it or its representatives have enough knowledge and experience in financial and business matters to evaluate the merits and risks of the investment.

(E)   The undersigned is able to bear the economic risk of an investment in the Offering Interests including the risk of losing part or all of its investment in the Offering Interests.

(F)   The undersigned's financial condition is such that the undersigned is under no present or contemplated future need to dispose of all or any portion of the Offering Interests to satisfy any existing or contemplated undertaking, other than under its own volition.

(G)   The undersigned understands the illiquid nature of this investment and acknowledges that the Offering Interests is subject to restrictions on transfer imposed by the Securities Act and the State Acts.

(H)   The undersigned is purchasing the Offering Interests for its own account for investment and not with a view to divide, resell, or distribute all or any portion of the Offering Interests.

(I)   The undersigned agrees that the Offering Interests it purchases may not be offered, sold or otherwise transferred unless the offer and sale is made pursuant to: (i) an effective registration statements under the Securities Act, (ii) an exemption from registration under the Securities Act or in a transaction that does not otherwise require registration under the Securities Act or any State Act, and an opinion of counsel reasonably satisfactory to the Company has been provided to that effect.

(J)   The undersigned understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or the State Acts, certificates representing the Offering Interests, and all certificates issued in exchange therefore or in substitution thereof, shall bear a legend similar to the following,

"THE MEMBERSHIP INTERESTS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE 'SECURITIES ACT'), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS (i) THE OFFER AND SALE IS MADE PURSUANT

3

TO EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR IN A TRANSACTION THAT DOES NOT OTHERWISE REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY HAS BEEN PROVIDED TO THAT EFFECT; OR (ii) THE OFFER AND SALE IS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS."

By signing below, the undersigned represents that they are in compliance with the investor limitations as described in 17 CFR§ 227.100.

II. SUBSCRIPTION

The undersigned hereby agrees to purchase _____Unit(s) of the Offering pursuant to the terms, conditions and representations set forth in this Subscription Agreement for an aggregate amount of $_____.

III. PAYMENT OF SUBSCRIPTION AND CONDITIONS TO PURCHASE

All prospective investors are to complete and execute this Subscription Agreement and remit payment it with via Automatic Clearing House (ACH) Transfer or Debit Card to an escrow account that shall hold all funds from subscriptions to purchase Offering Interests designated by Mainvest, Inc. until such time as the Offering has completed. Upon the successful completion of the Minimum Offering Amount, as set forth in the Form C, Mainvest will instruct the Escrow Agent to transfer all capital raised, less fees owed to Mainvest, to the Company within five (5) business days of the funding and the Company will issue certificates evidencing your ownership within ten (10) days of the funding transfers.

This Subscription Agreement shall be deemed accepted by the Company and become binding on the parties upon the undersigned's receipt of a fully executed copy of this Subscription Agreement from the Company acknowledging its acceptance of the Agreement. In the event the Company accepts the undersigned's Subscription Agreement the purchase of the Offering Interests will be irrevocable.

IV.   RULE 144 REPORTING

With a view to facilitating the availability to the undersigned of the benefits of Rule 144 which may permit (if complied with) the sale of the Offering Interests (or portion thereof) by the undersigned without registration, the Company agrees to, use its commercially reasonable best efforts to:

(a)   Make and keep "current public information" about the Company available, as those terms are understood and defined in Rule 144 under the Securities Act;

(b)   File with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Exchange Act of 1934 (the "Exchange Act"); and

(c)   So long as the undersigned owns any Offering Interests, furnish to the undersigned forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company filed with the Securities and Exchange Commission (the "SEC") , if applicable; and such other reports and documents readily available to the Company as the undersigned may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

V. SUCCESSORS AND ASSIGNS

This Subscription Agreement shall be binding upon and shall inure to the benefit of the parties hereto and to the successors and assigns of the Company and to the personal and legal representatives, successors and permitted assignees of the undersigned. The undersigned specifically understands that it shall not assign, or transfer this Subscription Agreement or any right or obligation arising thereunder to any person, natural or non-natural, without the Company's prior written consent.

VI. APPLICABLE LAW

This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to the New York choice of law provisions and to the extent it involves any United States statute, in accordance with the laws of the United States. Any action or proceeding arising hereunder or to enforce this Subscription Agreement shall be brought exclusively in the federal or state courts situated in the County of New York, State of New York and the parties hereby irrevocably consent to the exclusive jurisdiction and venue of those courts for such purposes.

VII. INDEMNIFICATION

The undersigned agrees to indemnify and hold harmless the Company, any corporation or entity affiliated with Company and all of its officers, directors and employees of any of the foregoing and any attorneys or other advisors thereto, from and against any and all loss, damage, liability or expense, including costs and reasonable attorneys' fees, to which they or the Company may incur by reason of or in connection with any misrepresentation made by the undersigned under this Subscription Agreement, any breach of any warranties made by the undersigned in this Subscription Agreement, or the undersigned's failure to fulfill any of the undersigned's covenants or agreements under this Subscription Agreement.

VIII. NOTICE

Any notice required to be given under this Subscription Agreement shall be sufficient if in writing and sent by registered or certified mail, return receipt requested, or by email at the respective addresses set forth below or such other address or addresses as may be designated by a party to the other in writing. Any such notice shall be effective when delivered by hand or when received by the party being noticed.

If to the Company, to:	Artisanal Caves, LLC 42 Forest Lane Bronxville, New York 10708 Attn: Daniel W. Dowe, President Telephone No.: (914) 441-3591 Email: ddowe@artisanalcheese.com
If to Purchaser, to:	See Signature Section below

IX. MISCELLANEOUS

It is understood and agreed that this Subscription Agreement constitutes the full, complete and final expression of the parties' understanding with respect to the subject matter hereof and thereof and that any and all negotiations and representations not included herein or therein or referred to herein or therein are hereby abrogated, and that this Subscription Agreement may only be changed, amended or modified, in writing, signed by all parties hereto.

This Subscription Agreement may be executed in one or more counterparts, each of which, when so executed and delivered shall be an original, and all of which together shall constitute one agreement binding upon parties hereto. If any one clause or clauses shall be deemed illegal or unenforceable for whatever reason, the remaining portion of this Subscription Agreement shall continue to be binding on the parties.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the ___day of _____, 2022.

SIGNATURE PAGE (next page)

Artisanal Caves, LLC Subscription Agreement Signature Page

_____

Print Name of Subscriber

_____

Signature & Title (if applicable)

_____

Social Security Number

_____

Mailing Address

_____

Email Address

_____

Telephone Number

Method of Payment: All payments will be made as Automated Clearing
House (ACH) deposits or debt card transactions into an account

designated by Mainvest, Inc. and transferred to Artisanal Caves, LLC upon the successful completion of the Offering

Agreed to and Accepted by Artisanal Caves, LLC

By: _Daniel W. Dowe_____
Daniel W. Dowe, Managing Member